                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K



 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997



               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------



          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
----------------------------------------                        ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                          22-1586002
-------------------------------                        ---------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                         Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                               Table of Contents





                                                                   Page
                   Description                                     ----
                   -----------

Report of Independent Accountants                                    3

Statements of Financial Condition                                   4-7
 at December 31, 1997 and 1996

Statements of Income and Changes in                                 8-12
 Plan Equity for each of the three years
 in the period ended December 31, 1997

Notes to Financial Statements                                      13-18

Supplemental Schedule
 Schedule of Investments at December 31, 1997 and 1996             19-20

Consent of Independent Public Accountants                           21

                        Report of Independent Accountants
                        ---------------------------------




To the Pension and Employee Benefit Plans Committee of Engelhard Corporation:

     We have audited the financial statements and the financial statement schedule of the Engelhard Corporation Savings Plan for Hourly Paid Employees listed in the table of contents on Page 2 of this Form 11-K. These financial statements and the financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Engelhard Corporation Savings Plan for Hourly Paid Employees as of December 31, 1997 and 1996, and the results of its operations for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.







                                             /s/ COOPERS & LYBRAND L.L.P.





New York, New York
April 14, 1998

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1997
                                                           (Page 1 of 2)



                                      Company Stock     Fixed Income      Explorer      Balanced     Equity Index
                                           Fund             Fund            Fund          Fund           Fund
                                      -------------     ------------      --------      ---------    ------------
Assets:
------
Investments, at fair value
 (combined cost of $11,274,743)         $5,194,943       $2,690,313       $30,561      $1,252,968     $1,580,033

Interest receivable                              -                -             -               -              -

Contributions receivable:
   Participants                            126,573           65,566         6,813          44,945         64,371
   Engelhard Corporation                    50,380                -             -               -              -

Promissory notes from participants          16,531           12,747           249           3,600          4,672
                                        ----------       ----------       -------      ----------     ----------

Total assets                            $5,388,427       $2,768,626       $37,623      $1,301,513     $1,649,076
                                        ==========       ==========       =======      ==========     ==========

Plan equity:

Plan equity                             $5,388,427       $2,768,626       $37,623      $1,301,513     $1,649,076
                                        ==========       ==========       =======      ==========     ==========


                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1997
                                                           (Page 2 of 2)




                                                          Treasury
                                       Int'l Growth     Money Market        Loan
                                           Fund             Fund            Fund         Combined
                                      -------------     ------------     ---------     -----------
Assets:
------
Investments, at fair value
 (combined cost of $11,274,743)           $206,105          $25,669      $      -      $10,980,592

Interest receivable                              -                -         7,222            7,222

Contributions receivable:
   Participants                             12,437            3,023             -          323,728
   Engelhard Corporation                         -                -             -           50,380

Promissory notes from participants             427                -       967,626        1,005,852
                                           -------          -------      --------      -----------

Total assets                              $218,969          $28,692      $974,848      $12,367,774
                                          ========          =======      ========      ===========

Plan equity:

Plan equity                               $218,969          $28,692      $974,848      $12,367,774
                                          ========          =======      ========      ===========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1996
                                                           (Page 1 of 2)



                                      Company Stock     Fixed Income      Explorer      Balanced     Equity Index
                                           Fund             Fund            Fund          Fund           Fund
                                      -------------     ------------      --------      ---------     -----------
Assets:
------
Investments, at fair value
 (combined cost of $7,997,088)          $4,222,070       $2,172,085       $21,188        $754,872       $856,059

Interest receivable                              -                -             -               -              -

Contributions receivable:
   Participants                            104,699           52,014         1,979          23,200         26,442
   Engelhard Corporation                    30,282                -             -               -              -

Promissory notes from participants           7,940            6,855           331           1,337          2,083
                                        ----------       ----------       -------        --------       --------

Total assets                            $4,364,991       $2,230,954       $23,498        $779,409       $884,584
                                        ==========       ==========       =======        ========       ========

Plan equity:

Plan equity                             $4,364,991       $2,230,954       $23,498        $779,409       $884,584
                                        ==========       ==========       =======        ========       ========


                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1996
                                                           (Page 2 of 2)




                                                          Treasury
                                       Int'l Growth     Money Market        Loan
                                           Fund             Fund            Fund         Combined
                                      -------------     ------------      --------     -----------
Assets:
------
Investments, at fair value
 (combined cost of $7,997,088)             $82,923           $5,049      $      -      $8,114,246

Interest receivable                              -                -         5,041           5,041

Contributions receivable:
   Participants                              6,559              774             -         215,667
   Engelhard Corporation                         -                -             -          30,282

Promissory notes from participants              40                -       697,323         715,909
                                           -------           ------      --------      ----------

Total assets                               $89,522           $5,823      $702,364      $9,081,145
                                           =======           ======      ========      ==========

Plan equity:

Plan equity                                $89,522           $5,823      $702,364      $9,081,145
                                           =======           ======      ========      ==========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                           (Page 1 of 2)



                                             Company Stock     Fixed Income       Explorer         Balanced       Equity Index
                                                  Fund             Fund              Fund            Fund             Fund
                                             -------------     ------------      ----------       ----------      ------------
Net investment income:
  Dividends                                    $   93,111       $        -          $ 3,022       $   95,529       $  182,975
  Interest                                              -          148,198                -                -                -
                                               ----------       ----------          -------       ----------       ----------
                                                   93,111          148,198            3,022           95,529          182,975
Contributions and other receipts:
  Participants                                  1,348,868          654,435           36,572          351,546          442,516
  Engelhard Corporation                           474,449                -                -                -                -
                                               ----------       ----------          -------       ----------       ----------
                                                1,823,317          654,435           36,572          351,546          442,516

Net realized gain (loss) on disposition
  of investments                                   16,019                -            3,134           27,519           32,514

Unrealized appreciation (depreciation)
  of investments                                 (649,382)               -             (957)         116,502          134,772

Distributions                                    (187,096)        (117,930)          (1,571)         (37,724)         (58,578)

Transfers                                         (72,533)        (147,031)         (26,075)         (31,268)          30,293
                                               ----------       ----------          -------       ----------       ----------
Change in net assets                            1,023,436          537,672           14,125          522,104          764,492

Plan equity, beginning of year                  4,364,991        2,230,954           23,498          779,409          884,584
                                               ----------       ----------          -------       ----------       ----------

Plan equity, end of year                       $5,388,427       $2,768,626          $37,623       $1,301,513       $1,649,076
                                               ==========       ==========          =======       ==========       ==========



                                          See Accompanying Notes to Financial Statements



                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                           (Page 2 of 2)


                                                                 Treasury
                                             Int'l Growth      Money Market          Loan
                                                  Fund             Fund              Fund        Combined
                                             -------------     ------------      ----------     ----------
Net investment income:
  Dividends                                      $  8,828          $   894         $      -    $   384,359
  Interest                                              -                -           75,520        223,718
                                                 --------          -------         --------    -----------
                                                    8,828              894           75,520        608,077
Contributions and other receipts:
  Participants                                    116,654           15,645                -      2,966,236
  Engelhard Corporation                                 -                -                -        474,449
                                                 --------          -------         --------    -----------
                                                  116,654           15,645                -      3,440,685
Net realized gain (loss) on disposition
  of investments                                    1,005                -                -         80,191

Unrealized appreciation (depreciation)
  of investments                                  (12,244)               -                -       (411,309)

Distributions                                      (9,876)               -          (18,240)      (431,015)

Transfers                                          25,080            6,330          215,204              -
                                                 --------          -------         --------    -----------
Change in net assets                              129,447           22,869          272,484      3,286,629

Plan equity, beginning of year                     89,522            5,823          702,364      9,081,145
                                                 --------          -------         --------    -----------

Plan equity, end of year                         $218,969          $28,692         $974,848    $12,367,774
                                                 ========          =======         ========    ===========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1996
                                                           (Page 1 of 2)



                                             Company Stock     Fixed Income       Explorer       Balanced       Equity Index
                                                  Fund             Fund              Fund          Fund             Fund
                                             -------------     ------------      ----------     ----------      ------------
Net investment income:
  Dividends                                    $   62,635       $        -          $ 1,156       $ 66,213         $ 73,787
  Interest                                              -          115,213                -              -                -
                                               ----------       ----------          -------       --------         --------
                                                   62,635          115,213            1,156         66,213           73,787
Contributions and other receipts:
  Participants                                  1,284,511          664,325           16,632        269,975          311,739
  Engelhard Corporation                           373,690                -                -              -                -
                                               ----------       ----------          -------       --------         --------
                                                1,658,201          664,325           16,632        269,975          311,739

Net realized gain (loss) on disposition
  of investments                                   43,586                -             (158)        24,565           26,472

Unrealized appreciation (depreciation)
  of investments                                 (596,181)               -             (295)         5,066           38,146

Distributions                                     (99,265)        (108,407)               -        (17,124)         (21,216)

Transfers                                         (81,539)        (387,889)           5,923       (119,346)         (94,835)
                                               ----------       ----------          -------       --------         --------
Change in net assets                              987,437          283,242           23,258        229,349          334,093

Plan equity, beginning of year                  3,377,554        1,947,712              240        550,060          550,491
                                               ----------       ----------          -------       --------         --------

Plan equity, end of year                       $4,364,991       $2,230,954          $23,498       $779,409         $884,584
                                               ==========       ==========          =======       ========         ========



                                          See Accompanying Notes to Financial Statements



                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1996
                                                           (Page 2 of 2)


                                                                 Treasury
                                             Int'l Growth      Money Market          Loan
                                                  Fund             Fund              Fund        Combined
                                             -------------     ------------      ----------     ----------
Net investment income:
  Dividends                                       $ 3,527           $   97         $      -     $  207,415
  Interest                                              -                -           40,677        155,890
                                                  -------           ------         --------     ----------
                                                    3,527               97           40,677        363,305
Contributions and other receipts:
  Participants                                     82,549            5,763                -      2,635,494
  Engelhard Corporation                                 -                -                -        373,690
                                                  -------           ------         --------     ----------
                                                   82,549            5,763                -      3,009,184
Net realized gain (loss) on disposition
  of investments                                      (31)               -                -         94,434

Unrealized appreciation (depreciation)
  of investments                                    1,586                -                -       (551,678)

Distributions                                           -           (6,206)          (7,939)      (260,157)

Transfers                                           1,891            6,169          669,626              -
                                                  -------           ------         --------     ----------
Change in net assets                               89,522            5,823          702,364      2,655,088

Plan equity, beginning of year                          -                -                -      6,426,057
                                                  -------           ------         --------     ----------

Plan equity, end of year                          $89,522           $5,823         $702,364     $9,081,145
                                                  =======           ======         ========     ==========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1995


                                       Company Stock    Fixed Income     Explorer   Balanced   Equity Index
                                           Fund             Fund          Fund        Fund         Fund        Combined
                                       -------------    ------------    --------    --------   ------------   ----------

Net investment income:
  Dividends                             $   44,408       $        -       $  -      $ 37,551     $ 29,920     $  111,879
  Interest                                       -          116,203          -             -            -        116,203
                                        ----------       ----------       ----      --------     --------     ----------

                                            44,408          116,203          -        37,551       29,920        228,082


Contributions and other receipts:
  Participants                             844,731          612,871        240       158,253      171,213      1,787,308
  Engelhard Corporation                    157,288                -          -             -            -        157,288
                                        ----------       ----------       ----      --------     --------     ----------

                                         1,002,019          612,871        240       158,253      171,213      1,944,596


Net realized gain on disposition
  of investments                           271,164                -          -        19,410       20,555        311,129

Unrealized appreciation
  of investments                           541,991                -          -        76,481       91,556        710,028

Distributions                             (176,911)         (99,178)         -       (22,520)     (23,575)      (322,184)

Engelhard-CLAL transfer                   (413,389)        (314,571)         -       (71,269)     (93,118)      (892,347)

Other transfers                            255,586         (220,663)         -        (2,404)     (32,519)             -
                                        ----------       ----------       ----       -------      --------    ----------

Change in net assets                     1,524,868           94,662        240       195,502      164,032      1,979,304


Plan equity, beginning of year           1,852,686        1,853,050          -       354,558      386,459      4,446,753
                                        ----------       ----------       ----      --------     --------     ----------

Plan equity, end of year                $3,377,554       $1,947,712       $240      $550,060     $550,491     $6,426,057
                                        ==========       ==========       ====      ========     ========     ==========




                                          See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees (the
Plan), effective as of January 1, 1991, is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their income by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

     The following plan description is provided for general information purposes. Participants of the Plan should refer to the Plan document for more detailed and complete information.

Eligibility
-----------
Except as specifically included or excluded by the Board of Directors of the Company (the Board), the hourly paid employees of Engelhard Corporation represented by Locals 233, 237 and 238, Independent Workers of North America, Local 1668 of the United Automobile Workers, Local 170 of the United Steel Workers of America, Local 8-406 of the Oil, Chemical and Atomic Workers International Union, Local 663 of the International Chemicals Workers Union, Local 73 of the International Chemical Workers Union and, as of October 1, 1997, Local 1430 of the International Brotherhood of Electrical Workers who have completed at least one year of service, as defined, are eligible to participate in the Plan as of the first day of the month in which they meet the year of service requirement.

Contributions
-------------
The Plan permits eligible employees participating in the Plan (the Participants) to elect to reduce their compensation, as defined, by a whole percentage thereof, subject to limitations, and to have that amount contributed to the Plan and the related taxes deferred.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis and subject to limitations and exclusions, either cash or common stock of the Company in an amount, ranging from 10 percent to 25 percent, depending on the union contract, of the amount contributed by the Participants. Effective January 1, 1996 the maximum Company contribution was increased to 50 percent, depending on the union contract, of the amount contributed by the Participants.

Investments
-----------
All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains seven separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof, or obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Explorer Fund consists of assets invested in shares of the Vanguard Explorer Fund, which invests in common stocks of small companies with favorable prospects for above-average growth in market value.

              d) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              e) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              f) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              g) The Treasury Money Market Fund consists of assets invested in direct obligations of the U.S. Government which guarantees payment of principal and interest.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund and participants are restricted from transferring these contributions to other funds for one year. Participants at their discretion may elect to transfer to another fund their unrestricted balance. Their unrestricted balance is calculated as the sum of all prior year's unrestricted balances plus 25 percent of the prior year's restricted balance after the addition of the prior year's restricted matching contribution.

The number of Participants in each fund was as follows at December 31:

Participants                                1997                 1996
                                            ----                 ----
Company Stock Fund                         1,006                  853
Fixed Income Fund                            470                  443
Explorer Fund                                 60                   19
Balanced Fund                                398                  295
Equity Index Fund                            462                  306
International Growth Fund                    141                   86
Treasury Money Market Fund                    27                    6

     The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

     The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:

Participant interests

                                                                                                           Treasury
                     Company Stock  Fixed Income   Explorer    Balanced    Equity Index   Int'l Growth   Money Market
                          Fund          Fund         Fund        Fund          Fund            Fund          Fund
                     -------------  ------------   --------    --------    ------------   ------------   ------------
1997:
  Units                 183,530      2,768,626         680      61,830        62,966          13,360        28,692
  Value per unit         $29.36          $1.00      $55.30      $21.05        $26.19          $16.39         $1.00

1996:
  Units                 134,805      2,230,954         437      43,445        39,792           5,439         5,823
  Value per unit         $32.38          $1.00      $53.82      $17.94        $22.23          $16.46         $1.00

Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Termination
-----------
Although it expects and intends to continue the Plan indefinitely, the Company has reserved the right of the Board to terminate or amend the Plan.

Loan Provision
--------------
Effective January 1, 1996 the Plan was amended and restated to allow participants who have participated in the plan for at least one year to borrow funds from their accounts, subject to certain terms and conditions, at a reasonable rate of interest as determined by the Company in accordance with applicable laws and regulations.

Distributions and Withdrawals
-----------------------------
All distributions and withdrawals from the Plan are made to Participants in a lump sum cash payment except those amounts distributed from the Company Stock Fund which may, at the Participant's election, be paid in full shares of the Company's Common Stock with cash paid in lieu of fractional shares.

Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results are not expected to differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of financial condition and the statement of income and changes in plan equity.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Internal Revenue Service has issued a favorable determination letter as to the Plan's qualified status under the Code. Amounts contributed to and earned by the Plan are not taxed to the employee until a distribution from the Plan is made. In addition, any unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     All expenses of the Plan are paid for by the Company except for certain loan administration and loan application fees. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Advisory fees are included in the fund expense ratio and will not reduce the assets of the Plan. Brokerage commissions paid to purchase Engelhard Corporation common stock are being charged against each participant's fund unit value.

Note 5 -      Concentrations of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance and other financial institutions. The Plan places its investment contracts with high-credit quality institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Note 6 -      Investments

     Investments in the Common Stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in the Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment company as of the valuation date.

     The net realized gain (loss) on disposition of investments was computed as follows:

                                                                                                      Treasury
                                   Common       Fixed                            Equity      Int'l     Money
                                    Stock       Income    Explorer    Balanced    Index     Growth     Market
Net realized gain (loss)             Fund        Fund       Fund        Fund       Fund      Fund       Fund      Combined
                                  ----------   --------   --------   ---------  --------   --------   --------   ----------
Year ended December 31, 1997 -
  Amount realized                 $2,677,505    $    -     $79,229   $648,041   $881,160   $178,801   $    -     $4,464,799
  Cost-average                     2,661,486         -      76,095    620,522    848,646    177,796        -      4,384,608
  Net realized gain                   16,019         -       3,134     27,519     32,514      1,005        -         80,191

Year ended December 31, 1996 -
  Amount realized                 $2,356,448    $    -     $26,540   $506,269   $587,969   $ 85,869   $    -     $3,563,095
  Cost-average                     2,312,862         -      26,698    481,704    561,497     85,900        -      3,468,661
  Net realized gain (loss)            43,586         -        (158)    24,565     26,472        (31)       -         94,434

Year ended December 31, 1995 -
  Amount realized                   $695,731    $    -    $      -   $153,120   $176,717   $      -   $    -     $1,025,568
  Cost-average                       424,567         -           -    133,710    156,162          -        -        714,439
  Net realized gain                  271,164         -           -     19,410     20,555          -        -        311,129


     The net unrealized appreciation (depreciation) of investments held was computed as follows:

                                        Company                                  Equity       Int'l
Net unrealized appreciation              Stock       Explorer     Balanced        Index      Growth
(depreciation)                           Fund          Fund         Fund          Fund        Fund        Combined
                                       ---------     --------     ---------     --------     -------     ----------
Year ended December 31, 1997 -
  Balance, beginning of year           $ (70,171)     $  (295)    $ 73,074      $112,964   $  1,586      $ 117,158
  Net change                            (649,382)        (957)     116,502       134,772    (12,244)      (411,309)
  Balance, end of year                  (719,553)      (1,252)     189,576       247,736    (10,658)      (294,151)

Year ended December 31, 1996 -
  Balance, beginning of year           $ 526,010      $     -      $68,008      $ 74,818   $      -      $ 668,836
  Net change                            (596,181)        (295)       5,066        38,146      1,586       (551,678)
  Balance, end of year                   (70,171)        (295)      73,074       112,964      1,586        117,158

Year ended December 31, 1995 -
  Balance, beginning of year           $ (15,981)     $     -      $(8,473)     $(16,738)  $      -      $ (41,192)
  Net change                             541,991            -       76,481        91,556          -        710,028
  Balance, end of year                   526,010            -       68,008        74,818          -        668,836


Note 7 -      Related Party Transactions

     During 1997 (effective February 1, 1997) the Company transferred 18,753 treasury stock shares (representing a contribution dollar amount of $385,274) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

Note 8 -      Engelhard-CLAL Transfer

     In connection with the formation of a joint venture (Engelhard-CLAL) on June 21, 1995, the Plan transferred assets of $892,347 to the Engelhard-CLAL-LP Plan for Hourly Paid Employees.

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                            Schedule of Investments
                              at December 31, 1997


                                                           Approximate
                                        Cost               Market Value
                                     -----------           ------------

Company Stock Fund
------------------
Common Stock of                      $ 5,914,496           $ 5,194,943
 Engelhard Corporation
  (298,990 shares)


Fixed Income Fund
-----------------
Vanguard Retirement Savings            2,690,313             2,690,313
 Trust


Explorer Fund
-------------
Vanguard Explorer Fund                    31,813                30,561


Balanced Fund
-------------
Vanguard Asset Allocation              1,063,392             1,252,968
 Fund


Equity Index Fund
-----------------
Vanguard Growth and Income             1,332,297             1,580,033
 Portfolio


International Growth Fund
-------------------------
Vanguard International Growth Fund       216,763               206,105


Treasury Money Market Fund
--------------------------
Treasury Money Market Fund                25,669                25,669
                                     -----------           -----------

    Total                            $11,274,743           $10,980,592
                                     ===========           ===========

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                            Schedule of Investments
                              at December 31, 1996


                                                           Approximate
                                        Cost               Market Value
                                      ----------           ------------

Company Stock Fund
------------------
Common Stock of                       $4,292,241            $4,222,070
 Engelhard Corporation
  (220,657 shares)


Fixed Income Fund
-----------------
Vanguard Retirement Savings            2,172,085             2,172,085
 Trust


Explorer Fund
-------------
Vanguard Explorer Fund                    21,483                21,188


Balanced Fund
-------------
Vanguard Asset Allocation                681,798               754,872
 Fund


Equity Index Fund
-----------------
Vanguard Growth and Income               743,095               856,059
 Portfolio


International Growth Fund
-------------------------
Vanguard International Growth Fund        81,337                82,923


Treasury Money Market Fund
--------------------------
Treasury Money Market Fund                 5,049                 5,049
                                      ----------            ----------

    Total                             $7,997,088            $8,114,246
                                      ==========            ==========

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


We consent to the incorporation by reference in the registration statement of Savings Plan for Hourly Paid Employees on Form S-8 (File No. 33-37724) of our report dated April 14, 1998, on our audits of the financial statements and financial statement schedules of Engelhard Corporation Savings Plan for Hourly Paid Employees as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, whose report is included in the Form 11-K.




                                      /s/ COOPERS & LYBRAND L.L.P.






New York, New York
April 24, 1998

                                   Signature
                                   ---------

                                   Form 11-K

          Engelhard Corporation Savings Plan for Hourly Paid Employees



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 24th day of April, 1998.








                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources